

April 29, 2015

Via E-mail
Andrew C. Richardson
Chief Financial Officer
The Howard Hughes Corporation
13355 Noel Road, 22nd Floor
Dallas, TX 75204

Re: **The Howard Hughes Corporation**
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-34856

Dear Mr. Richardson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Revenue Recognition and Related Matters, page 70

Land Sales Revenue, page 70

1.   Please tell us and revise future filings to clarify the basis for utilizing a relative sales value method for determining the cost of real estate sold by describing the transactions to which you apply that method. Also, discuss how the use of that method compares to the method(s) used in prior periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3629 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief